UBS Fund Services (USA) LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2015

Members' capital	$	170,343
Less non-allowable assets (see schedule on following page)		(64,794)
Net capital	$	105,549
Aggregate indebtedness	$	3,614
Net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $3,614)	$	5,000
Excess net capital	$	100,549

There are no material differences between excess net capital above and excess net capital presented in the Fund Services' December 31, 2015, unaudited FOCUS Part IIA filing.